BLACK DIAMOND INDUSTRIES, INC.
22154 Martella Avenue
Boca Raton, Florida 33433
(561) 451-9674

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INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

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GENERAL

NO VOTE OR OTHER ACTION IS REQUIRED IN
CONNECTION WITH THIS INFORMATION STATEMENT.

This Information Statement is being mailed commencing on or about November 1, 2002, by Black Diamond Industries, Inc. (the "Company") to holders of record of the Company's common stock, $0.001 par value per share (the "Common Stock"), in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company's Board of Directors. This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's shareholders.

CHANGE IN CONTROL TRANSACTION

On November 1, 2002, the Company executed a share exchange agreement (the "Exchange Agreement") by and among the Company and all of the shareholders of DDS Holdings, Inc., a Florida corporation, ("DDS"). Under the terms of the Exchange Agreement the shareholders of DDS agreed to transfer all of the issued and outstanding shares of common stock of DDS to the Company in exchange for an aggregate of 12,535,500 shares of Common Stock of the Company (the "Exchange Transaction"). Under the terms of the Exchange Agreement the Company has agreed to appoint four DDS designees to the Board of Directors along with 2 designees as Executive Officers of the Company and to cause the resignation of the current director of the company.

Pursuant to the Exchange Agreement, DDS will contribute its business operations to the Company in exchange for 90% of the outstanding Common Stock of the Company. DDS' business includes exclusive North, South and Central American rights to a dry dissagregation system (the "Technology") which allows agricultural products to be sorted by their physical and nutritional properties. The Company is currently a development stage company with no revenues.

VOTING SECURITIES OF THE COMPANY

As of November 1, 2002, the Company's voting securities consisted of 1,000,000 issued and outstanding share of Common Stock. $0.001 par value. Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders of the Company. The holders of Common Stock are not entitled to cumulative voting rights with respect to the election of directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of the Common Stock as of July 31, 2002, with respect to: (1) each person known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (2) each of the Company's directors, (3) each of the Company's Executive Officers and (4) all directors and officers as a group. Except as noted, each person set forth below has sole voting and investment control over the shares reported.

Shares Beneficially Owned

The following table sets forth certain information regarding the beneficial ownership of the shares of our Common Stock as of August 31, 2002 by (i) each person who is known by us to be the beneficial owner of more than five percent (5%) of the issued and outstanding shares of our Common Stock, (ii) each of our directors and executive officers and (iii) all directors and executive officers as a group.

Name	Number of Total Shares	% of Shareholder

Peter Goldstein	928,200	92.82%
22154 Martella Avenue
Boca Raton, Florida 33433

All Directors & Officers as a group	928,200	92.82%

DIRECTORS AND EXECUTIVE OFFICERS

CURRENT DIRECTOR

The sole director and officer of the Company, as of August 31, 2002, is listed below. The directors hold office for their respective term and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name	Age	Positions and Offices Held

Peter Goldstein	39	President, Executive Vice
		President, Secretary,
		Treasurer and Director

Peter Goldstein has been Executive Vice President, Secretary, Treasurer and Director of the Company since August 2000 and President since October 2001. Mr. Goldstein has been Chairman of the Board, President, CEO and sole director of Global Business Resources, Inc. since 1996.  Mr. Goldstein provides essential professional business consulting services for small to medium sized entrepreneurial companies. Mr. Goldstein was a partner in GreenGold International Corporation from 1998 to 2000, a management consulting firm headquartered in Miami, Florida. GreenGold is a business consulting company specializing in business analysis, strategic planning and corporate re-engineering of small to mid-sized companies. Mr. Goldstein attended the University of Miami from 1996 to 1998 during which time he earned a Masters of Business Administration degree in International Business.

Director Terms of Office

In accordance with the terms of the Company's certificate of incorporation, the directors hold office for the term for which they are elected and until their successors are duly elected and qualified. Vacancies in the existing Board of Directors are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Director Compensation

The Company's sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Meetings and Committees of the Board

The Board held no meetings during the Company's fiscal year ended October 31, 2001.

DESIGNEES TO SERVE ON THE BOARD

Pursuant to the terms of the Exchange Agreement, the four individuals listed below have been designated to serve on the board of the Company following the Exchange Transaction, by virtue of having been designated by DDS (the "Designees"). Set forth below is certain information with respect to the Designees based on information supplied to the Company by the Designees, including their names, principal occupations for the past five years, and their directorships with other corporations. The Company assumes no responsibility for the accuracy or completeness of such information.

Ben Marcovitch

Ben Marcovitch, age 64, is Chairman and CEO of Gemini Capital Partners, a Financial Services firm, established in the UK. From 1996 to 1998, Mr. Marcovitch acted as a private investor and financial advisor. From 1994 to 1996, Mr. Marcovitch acted as Chairman and CEO of Triumph Investments Co., a portfolio management firm. From 1986 to 1995, he acted as a Chairman and CEO of GNP Products, Inc, a publicly trade Food Products Company which manufactured and distributed food products throughout the United States. Prior to GNP, from 1970 to 1982, Mr. Marcovitch successively acted as Chairman and President of Belgium Standards, CEO of Western, Allebee Oil & Gas Inc., CEO of Sogevox Inc., and CEO Sanitary Refuse Co.

From 1963 to 1983 Mr. Marcovitch acted as CEO and President of Budget Fuels Inc., in Montreal Canada, which distributed refined petroleum products. Form 1959 to 1963, he acted as Vice President of HY Grade fuels, Montreal, Canada, and was responsible for coordinating the buying, marketing, service and distribution of fuel in Montreal. He is a member of the Canadian Petroleum Club, Montreal Chamber of Commerce, Bnai Brith Organizations and Various Business Organizations.

Dr. Jacques DeGroote

Jacques DeGroote, age 76, has acted as a private consultant offering financial and economic advice and representation in negotiations from 1994 to the present. Dr. De Groote currently assists a number of companies in various capacities. From 1973 to 1994 Dr. DeGroote served as Executive Director of the International Monetary Fund. Dr. DeGroote also served as Executive Director of the World Bank (IBRD), the International Finance Corporation (IFC) and the International Development Association (IDA) from 1975 to 1991.

During his tenure as joint Executive Director for the World Bank and International Monetary Fund, Dr. DeGroote's constituency included Belgium, Austria, Luxemburg, Turkey, Belarus the Czech Republic, Hungary, Karskhstan, the Slovak Republic and Slovenia. As a member of the Executive Board of the IMF, Dr. DeGroote made special contributions to the preparation and negotiation of stabilization programs for Turkey, Hungary and Czechoslovakia, which aided the transition of these countries from command economies to capital driven economies. Mr. DeGroote was also instrumental in reforming the IMF's system of compensatory financing. As a member of the Executive Board of the World Bank he made special contributions to the acceptance of non-project related lending, specialty oriented projects, and the involvement of the World Bank in the Private Sector.

From April 1971 to November 1973 Dr. DeGroote headed the Research Department of the National Bank of Belgium, with the rank of Deputy Director. From May 1969 to November 1973 he acted as Financial Counselor of the Belgium Delegation to the OECD in Paris. He headed several working groups, examining the first proposal for a multilateral agency guaranteeing private investments. From March 1966 to May 1969 Dr. DeGroote acted as Economic Advisor to the Republic of Zaire and Advisor to the Governor of the National Bank of Zaire. He was responsible for Zaire's economic rehabilitation, and for negotiations with the IMF, the World Bank and the U.S. government. The 1967 program resulted in the only period of growth of the Zairian economy since Independence (1968-1971), and is cited by the IMF and World Bank as one of the most successful stabilization efforts ever undertaken under their aegis. During this period Dr. DeGroote was also in charge of Zaire's negotiations for nationalizing and reactivating Gecamines (the former Union Miniere).

From July 1965 to March 1966 Dr. DeGroote acted as Financial Counselor of the Belgium Delegation to the OECD in Paris. From May 1963 to July 1965 he acted as Advisor to the Foreign Department of the National Bank of Belgium, represented Belgium in the Ossala group which was formed to study the creation of a new reserve instrument and submitted the first proposals favoring a collective unit to be created by the IMF, which led to the SDR. From April 1960 to May 1963 he was Assistant to the Belgium Executive Director of the International Monetary Fund and World Bank in Washington. From January 1957 to April 1960, Dr. DeGroote served as Attaché at the National Bank of Belgium, where his responsibilities included negotiation of the payment agreements with the countries of Eastern Europe. During the first few months of 1960, he served as secretary of the committee preparing the Belgian-Zairian Economic Round Table.  Mr. DeGroote is a shareholder in DDS Technologies, Inc. which holds a significant interest in DDS and, as a result, he will hold ownership in the Company following the Exchange Transaction.

Dr. DeGroote's academic history includes, from July 1955 to January 1957, acting as Assistant at the University of Cambridge (United Kingdom) and Assistant at the University of Louvain. From 1963 to 1992 Dr. DeGroote held the position of Professeur Ordinaire in the Economics Department of the University of Namur (Belgium) where he taught courses on money and credit, monetary mechanisms and institutions, and current problems of international finance. From 1963 to 1973, Dr. DeGroote held the position of Professeur Extraordinaire at the University of Louvain. From 1957 to 1960 and from 1963 to 1965 he also acted as a Lecturer at the Catholic University of Lille where he taught courses on structural economics and the history of economic thought.

Dr. DeGroote holds a D. Juris from University of Louvain, Belgium, an M.A. Economics from Cambridge University, United Kingdom a Licencie en Sciences Economiques from Louvain University, Belgium and a Licencie en Sciences Politiques et Administratives from Louvain University, Belgium.

Dr. DeGroote is highly decorated and holds the Grand Officer of the Order of Leopold I (Belgium), Grand Officer of the Order of Orange-Nassau, (Luxembourg), Commander of the Order of Merit of Austria, Commander of the Order of Luxembourg, Red Star of the Hungarian People with Gold Palm, Officer of the Order of Zaire,

Dr. DeGroote also contributes his time as Director of the Belgian-American Educational Foundation, founded in 1921, to sponsor exchanges between U.S. and Belgian universities, and from 1980 to 1989, as a member of the jury of the King Baudevin Foundation's biannual prize for important contributions to the struggle against poverty or underdevelopment.

Mr. Umberto Manola

Umberto Manola, age 71, is a researcher in biological techniques for the treatment of cereals. He concentrates on systems for the dehumidification and extraction of basic molecular elements (organic active principles) which allow for zero environmental impact. Currently he collaborates with several well-known research institutes in analyzing nutritional applications in different geographical areas.

Mr. Manola holds patents in the methodology of air separation, methodology of molecular division and the methodology of micronization in double tandem.  Mr. Manola is the inventor and patent holder of the Technology under license by DDS, which license will be held by the Company following the Exchange Transaction.  Mr. Manola is a shareholder in DDS Technologies, Inc. which holds a significant interest in DDS and, as a result, he will hold ownership in the Company following the Exchange Transaction.

Mr. Manola holds a Diploma of Abteilun engineer from St. Wales, and a Degree in milling technology, from Turin, Italy (Laurea in tecnica molitoria a Torino)

Dr. Marc Mallis, M.D.

Dr. Mallis is a principal with Retina Vitreous Associates of Florida Agia, Mallis and Pautler P.A. Inc., from 1980 to the present, where he is engaged in the practice of medicine with a specialty in ophthalmology.

Dr. Mallis graduated from New York Medical College and attended the Ophthalmology Course of Stanford University School of Medicine. Dr. Mallis interned at Geisinger Medical Center, Department of Ophthalmology in Danville, Pennsylvania, performed his residency at New York Medical College, Department of Ophthalmology, Valhalla New York, and received a Vitreo-Retinal fellowship at Ohio State University, Columbus, Ohio.

CURRENT EXECUTIVE OFFICER

The following information sets forth the age, business experience and certain other information for each of the current executive officers of the Company:

Name	Age	Position

Peter S. Goldstein	39	President, Executive Vice-President,
		Secretary, Treasurer

Peter Goldstein has been Executive Vice President, Secretary, Treasurer and Director of the Company since August 2000 and President since October 2001. Mr. Goldstein has been Chairman of the Board, President, CEO and sole director of Global Business Resources, Inc. since 1996.  Mr. Goldstein provides essential professional business consulting services for small to medium sized entrepreneurial companies. Mr. Goldstein was a partner in GreenGold International Corporation from 1998 to 2000, a management consulting firm headquartered in Miami, Florida. GreenGold is a business consulting company specializing in business analysis, strategic planning and corporate re-engineering of small to mid-sized companies. Mr. Goldstein attended the University of Miami from 1996 to 1998 during which time he earned a Masters of Business Administration degree in International Business.

DESIGNEES TO SERVE AS OFFICERS

Pursuant to the terms of the Exchange Agreement, the two individuals listed below have been designated to serve as Executive Officers of the Company following the Exchange Transaction, by virtue of having been designated by DDS (the "Officer Designees"). Set forth below is certain information with respect to the Officer Designees based on information supplied to the Company by the Officer Designees. The Company assumes no responsibility for the accuracy or completeness of such information.

Name                                       Age                                          Position

Ben Marcovitch                        64                                            President

Joe Fasiglione                           50                                            Secretary and Treasurer

Ben Marcovitch

Ben Marcovitch, age 64, is Chairman and CEO of Gemini Capital Partners, a Financial Services firm, established in the UK  From 1996 to 1998, Mr. Marcovitch acted as a private investor and financial advisor. From 1994 to 1996, Mr. Marcovitch acted as Chairman and CEO of Triumph Investments Co., a portfolio management firm.  From 1986 to 1995, he acted as a Chairman and CEO of GNP Products, Inc, a publicly trade Food Products Company which manufactured and distributed food products throughout the United States.  Prior to GNP, from 1970 to 1982, Mr. Marcovitch successively acted as Chairman and President of Belgium Standards, CEO of Western, Allebee Oil & Gas Inc., CEO of Sogevox Inc., and CEO Sanitary Refuse Co.

From 1963 to 1983 Mr. Marcovitch acted as CEO and President of Budget Fuels Inc., in Montreal Canada, which distributed refined petroleum products.  Form 1959 to 1963, he acted as Vice President of HY Grade fuels, Montreal, Canada, and was responsible for coordinating the buying, marketing, service and distribution of fuel in Montreal.  He is a member of the Canadian Petroleum Club, Montreal Chamber of Commerce, Bnai Brith Organizations and Various Business Organizations.

Joe Fasiglione

Joe Fasiglione , age 50, is the owner and president of Alliance Financial Services, a financial consulting company providing services to small and medium sized businesses.  From 1998 until 2000 Mr. Fasiglione was employed as a business analyst for AT&T Wireless Services where he provided financing analysis related to local cluster operations.   From 1995 to 1997, Mr. Fasiglione acted as Director of Business Operations for AT&T Wireless Services during which time he held primary responsibility for budget preparations, forecasting and various financial analysis.  From 1993 until 1994, Mr. Fasiglione acted as Operations Manager also for AT&T Wireless Services.  From 1990 to 1992, he held the position of CFO for Professional Reimbursement Solutions of Dallas, Texas, where he was responsible for all financial and administrative functions for a large closely held operation employing 28 people.  From 1983 until 1990, Mr. Fasiglione held at different times the positions of Regional Business Manager & Controller, Assistant Controller and Manager of Budgeting and Internal Reporting for Metromedia Paging of Dallas, Texas.  From 1981 until 1983 he acted as Corporate Accounting Manager for Homequity Relocation Services, Inc. of Wilton, Connecticut.  Mr. Fasiglione acted as Corporate Budget manager for Frank B. Hall & Company, Inc., a major international commercial insurance brokerage firm from 1979-1981 and as Senior Internal Auditor for Levitt Homes, Inc. from 1976 until 1979.  Mr. Fasiglione also served as a Staff Auditor for Grant Thornton Accountants and Management Consultants from 1975 to 1976 .

Mr. Fasiglione holds a BBA in Accounting from Iona College, Rochester, New York, and a CPA designation from the same institution.  Mr. Fasiglione is a member of the American Institute of Certified Public Accountants.

EXECUTIVE COMPENSATION

The Company's sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees. Following the Exchange Transaction directors of the Company will not be entitled to any compensation.

Employment Agreements

The Company currently has no employees and no employment agreements.

Stock Option Plans

The Company currently has no stock option plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Peter Goldstein, the sole director and officer of the Company, extended a non-interest bearing loan to the Company in the amount of $1667.00, which loan continues to be outstanding as of the date hereof. The Company has agreed to repay this amount on or prior to the closing of the Share Exchange Transaction.

Mr. Goldstein is party to a consulting agreement by and between himself and the Company, which is to become effective upon closing of the Share Exchange Transactioin.  Under the terms of the Consulting Agreement, Mr. Goldstein is entitled to receive payment in the amount of $58,333 in exchange for providing assistance and information to the Company for such period as is required by the Company to properly consummate the change in ownership transition.  Mr. Goldstein is, in addition, party to a lockup agreement by and between himself and the Company pursuant to which he has agreed to limit his sale of Common Stock during a 24 month period commencing upon the consummation of the Exchange Transaction.

LEGAL PROCEEDINGS

No director, nominee for director, or executive officer of the Company has appeared as a party in any legal proceeding material to an evaluation of his ability or integrity during the past five years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required to furnish the Company with copies of Section 16(a) forms they file. On April 30, 2002, we filed a Form 3 which was required to be filed by April 23, 1999.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

BLACK DIAMOND INDUSTRIES, INC.

By: /s/ Peter Goldstein Peter Goldstein